UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ACASTI PHARMA INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

00430K105

(CUSIP Number)

Jean-Daniel Bélanger

Neptune Wellness Solutions Inc.

545 Promenade du Centropolis, Suite 100

Laval, Québec

Canada H7T 0A3

(450) 687-2262

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00430K105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Neptune Wellness Solutions Inc. (formerly Neptune Technologies & Bioressources Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,964,694
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,964,694
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,964,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1

This calculation is based on 78,132,734 common shares, no par value, of Acasti Pharma Inc. (the “Issuer”) outstanding as of March 31, 2019, which was reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D, dated December 18, 2013, as amended by Amendment No.1 to statement on Schedule 13D, dated September 9, 2015 (collectively, the “Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), of Acasti Pharma Inc., a corporation incorporated in Québec, Canada whose principal executive offices are located at 545 Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3 (the “Issuer”). This Amendment is being filed on behalf of Neptune Wellness Solutions Inc. (formerly Neptune Technologies & Bioressources Inc.), a corporation incorporated in Québec, Canada (the “Reporting Person”). Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

ITEM 4.	PURPOSE OF THE TRANSACTION

The information in Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person no longer beneficially owns more than five percent of the Common Shares of the Issuer. On May 10, 2019, the Reporting Person entered into a settlement with the former chief executive officer of the Reporting Person, in respect of litigation relating to the termination of his employment with the Reporting Person, pursuant to which the Reporting Person transferred 2,100,000 Common Shares to him (the “Share Transfer”). As a result of the Share Transfer, the Reporting Person now holds 2,964,694 Common Shares of the Issuer, representing 3.8% of the outstanding shares of the Issuer. This is the final amendment to the Schedule 13D, and an exit filing for the Reporting Person.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information in Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of the date hereof, and after giving effect to the Share Transfer, the Reporting Person holds 2,964,694 Common Shares of the Issuer.

(c) There have been no transactions in the Common Shares during the sixty days prior to the date hereof by the Reporting Person, other than as disclosed herein.

(e) As of the date hereof, and after giving effect to the Share Transfer, the Reporting Person 2,964,694 Common Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 31, 2019

NEPTUNE WELLNESS SOLUTIONS INC.

By:	/s/ Jean-Daniel Belanger
Name:	Jean-Daniel Belanger
Title:	Corporate Secretary